                                    Form 11-K



                                 Annual Report
                       Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934
                   For the fiscal year ended December 31, 1996



                         Commission File Number 0-23198




                              Interim Services Inc
                           Interim 401(K) Benefit Plan




                              Interim Services Inc
                             2050 Spectrum Boulevard
                           Ft. Lauderdale, FL  33309



                        Financial Statements and Exhibits



       (a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the Interim Services Inc. Interim 401(K) Benefit Plan as required by Form 11-K, together with the report thereon of Deloitte & Touche LLP independent certified public accountants, dated October 10, 1997

INTERIM SERVICES INC.
401(k) BENEFIT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 1996 AND 1995, AND THE RELATED STATEMENT
OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 1996, ADDITIONAL INFORMATION
REQUIRED FOR FORM 5500 FOR THE YEAR ENDED DECEMBER 31,
1996 AND INDEPENDENT AUDITORS' REPORT

INTERIM SERVICES INC.
401(k) BENEFIT PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                      PAGE

INDEPENDENT AUDITORS' REPORT                                          F-3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995
   AND FOR THE YEAR ENDED DECEMBER 31, 1996:

Statements of Net Assets Available for Benefits                       F-4

Statement of Changes in Net Assets Available for Benefits             F-5

Notes to Financial Statements                                         F-6 - F-9

ADDITIONAL INFORMATION REQUIRED FOR FORM 5500
   FOR THE YEAR ENDED DECEMBER 31, 1996:

Item 27a - Supplemental Schedule of Assets Held for Investment
   Purposes                                                           F-10

Item 27d - Schedule of Reportable Transactions                        F-11


Note: Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Administrative Committee
Interim Services Inc.
401(k) Benefit Plan
Fort Lauderdale, Florida:

We have audited the accompanying statements of net assets available for benefits of Interim Services Inc. 401(k) Benefit Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1996, and (2) reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Fort Lauderdale, Florida
October 10, 1997

INTERIM SERVICES INC.
401(k) BENEFIT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
-------------------------------------------------------------------------------

ASSETS                                                  1996             1995

RECEIVABLES:

 Employer contributions                              $  27,810       $  23,918
 Employee contributions                                139,908         122,794
 Other                                                   1,725             907
                                                   -----------      ----------
    Total receivables                                  169,443         147,619
                                                   -----------      ----------
INVESTMENTS:

 SHARES OF REGISTERED INVESTMENT COMPANIES
  Windsor Fund ( 352,178 and 272,552 shares as
   of December 31, 1996 and 1995, respectively)      5,842,639       3,960,181

  Wellesley Income Fund ( 117,493 and 90,139
   shares as of December 31, 1996 and 1995,
   respectively)                                     2,409,788       1,842,447

  Vanguard Money Market Reserves - Prime
    Portfolio (2,324,241 and 1,767,177 shares
    as of December 31, 1996 and 1995,
    respectively)                                    2,324,241       1,767,177
                                                   -----------      ----------
    Total registered investment company stocks      10,576,668       7,569,805

 STOCK FUND
  Interim Services Inc. common stock ( 143,844
    and 77,638 shares as of December 31, 1996 and
    1995, respectively)                              1,086,023         574,131

 PARTICIPANT LOANS RECEIVABLE                           46,691          26,119
                                                   -----------      ----------
    Total investments                               11,709,382       8,170,055
                                                   -----------      ----------

 NET ASSETS AVAILABLE FOR BENEFITS                 $11,878,825      $8,317,674
                                                   -----------      ----------
                                                   -----------      ----------

See accompanying notes to financial statements.

INTERIM SERVICES INC.
401(k) BENEFIT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------

                                                         1996
ADDITIONS:
 Employee contributions                             $  1,975,659
 Employer contributions                                  684,542
 Employee rollovers                                      913,714
 Dividend income                                         555,522
 Interest income                                         294,449
 Net appreciation in fair value of investments           576,011
                                                    ------------

  Total additions                                      4,999,897
                                                    ------------

DEDUCTIONS:
 Savings plan distributions                           (1,438,666)
 Asset management fee                                        (80)
                                                    ------------

  Total deductions                                    (1,438,746)
                                                    ------------

NET INCREASE                                           3,561,151

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                     8,317,674
                                                    ------------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                        $ 11,878,825
                                                    ------------
                                                    ------------

See accompanying notes to financial statements.

INTERIM SERVICES INC.
401(k) BENEFIT PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
-------------------------------------------------------------------------------

1.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Interim Services Inc. 401(k) Benefit Plan (the "Plan") have been prepared on the accrual basis of accounting.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

     INVESTMENTS - Investments are stated at fair value, determined using quoted market prices. Net appreciation or depreciation in fair value of investments is determined by using the beginning of the year values or purchase price if acquired during the year. Participants loans receivable bears a prime interest rate and are collectible over a period not to exceed five years.

     FORFEITED ACCOUNTS - At December 31, 1996 and 1995, forfeited nonvested accounts totaled $86,469 and $57,869, respectively. These accounts are distributed to active participants based on the participant's share of employer contributions as a percentage of total employer contributions under the Plan.

     DISCLOSURE REGARDING FINANCIAL INSTRUMENTS - The carrying amounts of employer contributions and employee contributions receivable approximate fair value due to the relatively short maturity of the respective instruments. Investments are stated at fair value, determined using quoted market prices. The carrying amount of participant loans approximate fair value because the interest rates on these instruments change with market interest rates.

2.   DESCRIPTION OF THE PLAN

     The Plan is a defined contribution plan sponsored by Interim Services Inc. ("Interim"). Non-highly compensated employees are eligible for participation under the Plan after completing 1,000 hours of service within a specified twelve-month period. Employees' compensation reduction contributions (made on a pre-tax basis, equal to not less than 2 percent nor more than 10 percent of an employee's compensation before taxes) and actual earnings thereon are fully vested and nonforfeitable. Employer contributions (at present equal up to 25 percent, with the possibility of an additional and discretionary 25 percent paid upon approval by the Board of Directors, of the sum of an employee's compensation reduction on the first 6 percent for the plan year) vest on a graduated scale from two to six years of service and become 100% vested at the end of six years or upon death, permanent disability or retirement at age 65. Effective January 1, 1992, employee after-tax contributions may no longer be made to the Plan. Any such contributions made prior to such date are fully vested and nonforfeitable. Forfeitures for the plan year are distributed to the participant based upon the participant's share of employer contributions as a percentage of total employer contributions under the Plan. Plan earnings are allocated to individual accounts based on the participant's beginning balance as a percentage of the Plan's total beginning balance. Loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance.

     Plan participants who leave Interim as a result of termination, retirement or permanent disability may receive the entire amount of their vested account in one lump sum. If a participant dies, his/her designated beneficiary will receive the benefit.

     Although Interim has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA. In the event that the Plan should be terminated, all remaining Plan assets shall be allocated to the participants as described in the full text of the Plan. Substantially all administrative expenses of the Plan are paid by Interim.

     The following investment funds represent the available options, which the participants may elect to use:

        WINDSOR FUND - A growth and income fund investing in equity securities.

        WELLESLEY INCOME FUND - A balanced fund invested in fixed income and equity securities.

        VANGUARD MONEY MARKET RESERVES - PRIME PORTFOLIO - A pooled separate account consisting of commercial paper.

        INTERIM SERVICES INC. COMMON STOCK - Funds are invested in common stock of Interim Services Inc.

     Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

3. BY FUND INFORMATION

Net additions (deductions) to net assets available for benefits for the year ended December 31, 1996 by fund are as follows:



                                                            REGISTERED INVESTMENT
                                                                COMPANY STOCKS
                                    ------------------------------------------------------------------------

                                                                                 VANGUARD
                                       INTERIM                                    MONEY
                                    SERVICES INC.                   WELLESLEY     MARKET       PARTICIPANT
                                       COMMON            WINDSOR      INCOME      RESERVE         LOANS
                                        STOCK             FUND         FUND      PORTFOLIO      RECEIVABLE      TOTAL
ADDITIONS:
Employee contributions              $  279,310        $  918,693  $  486,597   $  291,059                   $ 1,975,659
Employer contributions                 352,830           197,081     111,986       22,645                       684,542
Employee rollovers                      47,316           195,843     104,857      565,698                       913,714
Dividend income                                          555,522                                                555,522
Interest income                                                      188,902      102,220      $ 3,327          294,449
Net appreciation (depreciation)
   in fair value of investments        (38,878)          596,468      18,421                                    576,011
                                    ----------        ----------  ----------   ----------      -------      -----------

      Total additions                  640,578         2,463,607     910,763      981,622        3,327        4,999,897
                                    ----------        ----------  ----------   ----------      -------      -----------
DEDUCTIONS:
Savings plan distributions            (128,312)         (755,186)   (305,800)    (240,037)      (9,331)      (1,438,666)
Administrative expenses                                      (10)        (10)         (60)                          (80)
                                    ----------        ----------  ----------   ----------      -------      -----------
      Total deductions                (128,312)         (755,196)   (305,810)    (240,097)      (9,331)      (1,438,746)
                                    ----------        ----------  ----------   ----------      -------      -----------
TRANSFERS OF PARTICIPANTS
ACCOUNT BALANCES
AMONG FUNDS:

Transfers, net                          16,061           181,640     (40,683)    (183,594)      26,576
Other                                                    (32,384)     13,034       20,063         (713)
                                    ----------        ----------  ----------   ----------      -------      -----------
      Total transfers                   16,061           149,256     (27,649)    (163,531)      25,863
                                    ----------        ----------  ----------   ----------      -------      -----------
NET INCREASE                           528,327         1,857,667     577,304      577,994       19,859        3,561,151

NET ASSETS AVAILABLE FOR
 BENEFITS, BEGINNING OF YEAR           588,848         4,062,539   1,867,929    1,771,526       26,832        8,317,674
                                    ----------        ----------  ----------   ----------      -------      -----------
NET ASSETS AVAILABLE FOR
 BENEFITS, END OF YEAR              $1,117,175        $5,920,206  $2,445,233   $2,349,520      $46,691      $11,878,825
                                    ----------        ----------  ----------   ----------      -------      -----------
                                    ----------        ----------  ----------   ----------      -------      -----------


4.   PLAN COMMITTEES AND TRUSTEE

     The Plan provides for selection of an Administrative Committee, a Plan Administrator and a Trustee by the Board of Directors of Interim. The Administrative Committee is responsible for the general administration of the Plan and the interpretation of its provisions. The Plan Administrator, Interim, is responsible for the reporting and disclosure requirements under ERISA. The Trustee of the Plan is the Vanguard Fiduciary Trust Company, which keeps the books and records of the Plan.

5. PLAN TAX STATUS

     The Plan obtained a letter dated July 23, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in these financial statements.

6. SUBSEQUENT EVENTS

   Effective April 1, 1997, the Plan merged with the following employee benefit plans, which were previously separate plans of wholly-owned subsidiaries of Interim Services Inc.:

   Computer Power Group 401(k)
   Brandon Systems Corporation Savings Investment Plan
   Bridegate Group 401(k) Savings Plan

   In addition, effective April 1, 1997, the Plan documents were amended. The significant changes made to the Plan documents include the following:

   - Non-highly compensated employees are eligible for participation in the Plan once they have completed 90 days of employment.

   - Employee's deferral percentage is 1% - 15% of compensation before taxes.

   - Employer contributions vest on a graduated scale of 1 - 5 years of service and become 100% vested at the end of five years or upon death, permanent disability or retirement at age 65.

   - Plan participants who leave Interim as a result of termination, permanent disability or retirement may elect to receive their vested account as either a lump-sum, a rollover into another qualified plan or, if the balance exceeds $3,500, may be paid out over a two-year period in semiannual installments.

    Contributions will remain in the Plan and continue to earn interest based on the Investment Fund of the participant's choice until their entitlement is withdrawn or rolled over into another qualified plan.

                                   * * * * * *

INTERIM SERVICES INC.
401(k) BENEFIT PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1996
-------------------------------------------------------------------------------


                                                                         FAIR
DESCRIPTION                                    SHARES       COST         VALUE
SHARES OF REGISTERED INVESTMENT COMPANIES:
  *Windsor Fund                                352,178   $5,141,210    $ 5,842,639
  *Wellesley Income Fund                       117,493    2,261,090      2,409,788
  *Vanguard Money Market Reserves -
      Prime Portfolio                        2,324,241    2,324,241      2,324,241
                                                         ----------    -----------

         Total registered investment
           company stocks                                $9,726,541    $10,576,668
                                                         ----------    -----------
                                                         ----------    -----------
STOCK FUND -
 *Interim Common Stock                         143,844   $1,053,287    $ 1,086,023
                                                         ----------    -----------
                                                         ----------    -----------

*PARTICIPANT LOANS RECEIVABLE                               $46,691    $    46,691
                                                         ----------    -----------
                                                         ----------    -----------


Note: Collateral is not applicable as loans represent use of participant's own funds. Defaults are subject to applicable tax and penalties by the Internal Revenue Service. Participant loans receivable are due at various maturity dates and bear interest at the prime rate.

* Party-in-interest

INTERIM SERVICES INC.
401 (k) BENEFIT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------
Series of transactions, when aggregated, exceeding five percent of beginning net assets available for benefits:

                                                                  CURRENT
                                                                  VALUE ON
                                 NUMBER OF          PURCHASES    TRANSACTION      SALES        SALES      NET GAIN
DESCRIPTION OF ASSETS       PURCHASES     SALES      AT COST         DATE       PROCEEDS      AT COST      (LOSS)
Windsor Fund*                  73                   $2,176,125   $2,176,125
                                           79                       890,136     $890,136      $792,336    $97,800
Wellesley Income Fund*         45                    1,006,985    1,006,985
                                           98                       458,066      458,066       434,630     23,436
Vanguard Money Market
 Reserves-Prime Portfolio*    129                    1,140,173    1,140,173
                                          104                       583,109      583,109       583,109
Interim Common Stock*          51                      770,682      770,682
                                           68                       219,912      219,912       180,649     39,263


* Party-in-interest

                                        F-11

                                      Signatures



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                              Interim Services Inc
                              Interim/PPA 401(K) Benefit Plan


                              -----------------------------------
                              By: /s/ J. B. Smith
                              Secretary, Administrative Committee